Exhibit 99.1

FOR IMMEDIATE RELEASE

AutoChina International Reports 2015 First Quarter Financial Results

Shijiazhuang, Hebei Province, China – June 30, 2015 – AutoChina International Limited (“AutoChina” or the “Company”) (OTCQB: AUTCF), a leading provider of innovative financing solutions for China’s transportation industry, today reported financial results for the first quarter ended March 31, 2015.

Q1 2015 Operational Highlights

•	1,180 commercial vehicles leased in first quarter of 2015, compared to 2,802 in prior-year period
•	Of the 1,180 vehicles leased, 397 trucks were leased through AutoChina’s store network, and 783 trucks were leased through peer stores.
•	As of March 31, 2015, the number of AutoChina’s commercial vehicle financing and service centers remained unchanged at 555 centers in 26 provinces, municipalities, and autonomous regions in China.
•	The Company’s new electronic payments platform K-Pay is currently generating approximately RMB590 million in third-party transactions per month, and the online marketplace lending platform K-Lend has originated over RMB890 million in loans since its launch in November 2014.

Q1 2015 Financial Highlights (comparisons are year over year)

•	Total revenues of $71.2 million, compared to $158.5 million, as a result of the decrease in commercial vehicle leases initiated during the period, in addition to a growing emphasis on the development of the Company’s new Internet-based financing business
•	Gross profit of $19.3 million, or 27.2% of total revenues, compared to $19.7 million, or 12.5% of total revenues
•	Net income of $2.7 million, or $0.11 per diluted share, compared to net loss of $2.6 million, or $0.11 per diluted share, which was primarily a result of a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit
•	Adjusted EBITDA of $9.9 million, an increase of 14.4% from $8.7 million

Management Comments

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “2015 marks an exciting year for our Company as we began a significant transformation of our business. During the 2015 first quarter, we leveraged our network and transportation industry experience to focus on two new Internet-based financial products: K-Pay and K-Lend, which launched at the end of 2014. These products allow us to better meet the various financing needs of our customers throughout China and enable us to serve our customers more efficiently. I am pleased with the initial reception and positive feedback we have received on these new innovative solutions for the transportation industry over the past few months. We expect to continue growing our presence and focus on Internet-based solutions and small business lending, and will also continue to explore ways in which we can better serve our customer base.”

Mr. Li continued, “We believe AutoChina has established a firm foundation within the commercial vehicle industry over the course of the past eight years and is well positioned to take advantage of the growing need for innovative financing solutions within the greater transportation industry. Our commercial vehicle financing product continues to contribute the largest portion of our Company’s revenue, and it has allowed us to establish a network across China through which we can address the financial needs of our customers through new and growing initiatives. Our goal is to help our customers grow their businesses by increasing productivity and convenience, and we are optimistic about the future as we enter this next phase of the Company’s evolution.”

Operations – Heavy Truck Sales

The Company leased 1,108 commercial vehicles in the first quarter of 2015, compared to 2,802 in the prior-year period. Of the 1,108 vehicles leased during the 2015 first quarter, 397 trucks were leased through AutoChina’s store network, and 783 trucks were leased through peer stores. The year-over-year decrease in commercial vehicle leases initiated was largely due to the Company’s focusing its efforts on the newly launched K-Pay and K-Lend products, as well as a slowdown in heavy truck sales throughout China. The China Association of Automobile Manufacturers reported a 33.7% year-over-year reduction in heavy-duty truck sales in the first quarter of 2015. Within this sector that AutoChina serves, market concentration among the largest manufacturers, such as Dongfeng Motor, Sinotruck, and Beiqi Foton, remained high. The sales cycle was largely affected by a slower pace of construction projects and economic development throughout the country.

AutoChina International Ltd. June 30, 2015	Page 2

At March 31, 2015, the Company had 23,069 leased vehicles under its sales-type leasing program. Since launching its commercial vehicle sales and leasing business in March 2008, the Company has leased over 66,000 trucks.

The Company repossessed 100 vehicles whose lessees had defaulted on installment payments, sold 77 repossessed vehicles (repossessed in the quarter or in prior periods), and recognized 20 lost vehicles during the quarter ended March 31, 2015. In comparison, there were 67 vehicles repossessed, 113 vehicles sold and 7 lost vehicles recorded in the quarter ended March 31, 2014.

Operations – Specialty Finance Store Network

As of March 31, 2015, the number of AutoChina’s commercial vehicle financing and service centers remained unchanged at 555 centers in 26 provinces, municipalities, and autonomous regions in China. The Company operates commercial vehicle financing and service centers in the Anhui, Beijing, Chongqing, Fujian, Gansu, Guangdong, Guangxi, Guizhou, Hebei, Henan, Hubei, Hunan, Inner Mongolia, Jiangsu, Jiangxi, Jilin, Liaoning, Ningxia, Shaanxi, Shandong, Shanghai, Shanxi, Sichuan, Tianjin, Yunnan, and Zhejiang areas of China.

New Financing Products for the Transportation Industry – Electronic Payments Platform K-Pay and Online Marketplace Lending Platform K-Lend

At the end of 2014, AutoChina officially launched its electronic payments platform K-Pay (https://www.dianfubao.com/) throughout China and is currently generating approximately RMB590 million in transactions per month. K-Pay was developed to provide a convenient method for customers to make electronic payments and for the Company to make credit advances to its customers, allowing customers to pay for their everyday operating needs at participating merchants within the K-Pay network. AutoChina earns transaction fees through its K-Pay platform. As of March 31, 2015, the K-Pay network had over 30,000 registered users (individuals and merchants), and the Company continues to actively market K-Pay to potential customers and merchants in the transportation industry in an effort to increase the user base.

The Company also launched its online marketplace lending platform K-Lend (https://www.qingyidai.com/) nationwide, which has originated over RMB890 million in loans since its initial launch in November 2014. AutoChina created K-Lend to be an online lending marketplace that provides short-term operating capital for small businesses in the transportation industry. K-Lend is also a platform through which AutoChina can originate loans and then sell the loans to the public. Currently, individuals may invest on the K-Lend platform and earn an annual interest rate of 8.5%. AutoChina earns origination fees on K-Lend loans.

Financial Review

2015 First Quarter

Revenues

•	Total revenues for the first quarter ended March 31, 2015, were $71.2 million, compared to $158.4 million in the prior-year period.

(in thousands)	Three months ended March 31, 2015		Three months ended March 31, 2014
	Amount	% of Revenue	Amount	% of Revenue	YoY % Change
Commercial vehicles	$52,137	73.3%	$141,531	89.3%	(63.2)%
Finance	14,748	20.7%	12,068	7.6%	22.2%
Insurance and other	2,165	3.0%	4,390	2.8%	(50.7)%
Property lease and management	2,133	3.0%	452	0.3%	371.9%

Total revenues	$71,183	100.0%	$158,441	100.0%	(55.1)%

•	Commercial vehicle revenue decreased to $52.1 million, compared to $141.5 million in the prior-year period, primarily as a result of a decrease in new commercial vehicle leases initiated during the period. The revenue decrease was also impacted by a decrease in average price per vehicle, from $50,500 per vehicle in the 2014 first quarter to $44,200 per vehicle in the 2015 first quarter. The decrease in average price per vehicle is a result of a higher proportion of leases originated through the Company’s new peer stores business, whose trucks typically are leased without a trailer as opposed to trucks leased directly through AutoChina’s own store network, which are usually leased with a trailer.

AutoChina International Ltd. June 30, 2015	Page 3

•	Finance revenue increased 22.2% to $14.7 million, or 20.7% of total revenues, during the first quarter of 2015, from $12.1 million in the prior-year period, as a result of the increase in the total outstanding number of commercial vehicle sales, servicing, leasing and support contracts in effect. The peer stores business and K-Lend also contributed to the increase in finance revenue as these businesses did not exist in the prior-year period.
•	Insurance and other revenue was $2.2 million, compared to $4.4 million in the prior-year period, primarily as a result of a decrease in the number of trucks leased directly from AutoChina’s stores during the period as compared to those leased through peer stores for which it does not sell the truck insurance.
•	Property lease and management revenue from the Company’s office-leasing business totaled $2.1 million, compared to $452,000 in the prior-year period. This business commenced in April 2013.

Gross Profit/Margin

•	Gross profit was $19.3 million in the three months ended March 31, 2015, compared to $19.7 million in the prior-year period.
•	Gross margin increased to 27.2% for the three months ended March 31, 2015, from 12.5% in the prior-year period, primarily due to the higher number of leases outstanding and lower number of new leases initiated during the period, which resulted in a higher proportion of monthly amortized finance income. Increased property lease and management revenue also contributed to the increase in gross margin.

Net Income

•	Net income was $2.7 million, or $0.11 per diluted share based on 24.3 million diluted weighted average shares outstanding, in the three months ended March 31, 2015, compared to a net loss of $2.6 million, or $0.11 per share based on 23.5 million diluted weighted average shares outstanding, in the three months ended March 31, 2014. The net loss during the three months ended March 31, 2014, was primarily the result of a one-time $4.35 million litigation expense incurred to settle the SEC lawsuit.

Adjusted EBITDA

•	Adjusted EBITDA, which is EBITDA excluding stock-based compensation and the previously mentioned one-time litigation expense, increased 14.4% to $9.9 million for the quarter ended March 31, 2015, compared to $8.7 million in the prior-year quarter.

See “Non-GAAP Financial Measures” below for a description of Adjusted EBITDA.

Balance Sheet Highlights

At March 31, 2015, AutoChina’s cash and cash equivalents (not including restricted cash) were $30.5 million, working capital was $167.0 million, total debt was $318.7 million (including due to affiliates and accounts payable, related parties), and stockholders’ equity was $264.8 million, compared to $26.0 million, $141.5 million, $327.5 million, and $263.1 million, respectively, at December 31, 2014.

About AutoChina International Limited

AutoChina International Limited focuses on providing innovative financing solutions for China’s transportation industry. Founded in 2005, we are China’s largest commercial vehicle sales, servicing, leasing, and support network. As of March 31, 2015, the Company owned and operated 555 commercial vehicle financing centers in 26 provinces, municipalities, and autonomous regions across China, and primarily provides sales-type leasing and support services for local customers. The Company also operates an electronic payments platform called K-Pay (https://www.dianfubao.com/) and an online marketplace lending platform called K-Lend (https://www.qingyidai.com/). The Company’s website is http://www.autochinaintl.com. AutoChina trades on the OTCQB venture stage marketplace for early stage and developing U.S. and international companies. OTCQB companies are current in their reporting and undergo an annual verification and management certification process.

Safe Harbor Statement

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;

AutoChina International Ltd. June 30, 2015	Page 4

•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT	Investor Relations
At the Company	The Equity Group Inc.
Jason Wang	Carolyne Y. Sohn
Chief Financial Officer	Senior Associate
(858) 997-0680 / jcwang@che001.com	(415) 568-2255 / csohn@equityny.com

Adam Prior
Senior Vice President
(212) 836-9606 / aprior@equityny.com

AutoChina International Ltd. June 30, 2015	Page 5

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)

(in thousands except share and per share data)

	Three months ended March 31,
	2015	2014

Revenues
Commercial vehicles	$52,137	$141,531
Finance	14,748	12,068
Insurance and other	2,165	4,390
Property lease and management	2,133	452
Total revenues	71,183	158,441

Cost of sales
Commercial vehicles	1,307	1,285
Commercial vehicles, related parties	49,862	136,143
Insurance and other	105	638
Property lease and management	570	632
Total cost of sales	51,844	138,698

Gross profit	19,339	19,743

Operating (income) expenses
Selling and marketing	2,602	2,445
General and administrative	11,286	12,014
Litigation expense	-	4,350
Interest expense	3,418	2,694
Interest expense, related parties	1,710	1,835
Other income, net	(3,434)	(1,989)
Total operating expenses	15,582	21,349

Income (loss) from operations	3,757	(1,606)

Other income
Interest income	16	33
Other income	16	33

Income (loss) before income taxes	3,773	(1,573)

Income tax provision	(1,107)	(1,026)

Net income/(loss)	2,666	(2,599)

Foreign currency translation adjustment	(1,005)	(2,553)

Comprehensive income/(loss)	$1,661	$(5,152)

Earnings per share
Basic	$0.11	$(0.11)
Diluted	$0.11	$(0.11)

Weighted average shares outstanding
Basic	23,549,644	23,547,628
Diluted	24,262,250	23,547,628

AutoChina International Ltd. June 30, 2015	Page 6

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands except share and per share data)

	March 31,	December 31,
	2015	2014
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$30,519	$26,027
Restricted cash	165	988
Accounts receivable, net of provision for doubtful debts of $31,319 and $29,074 as of March 31, 2015 and December 31, 2014, respectively	38,378	28,915
Inventories	5,375	4,746
Prepaid expenses and other current assets	5,878	5,520
Prepaid expenses, related parties	—	50
Other financing receivables, net	71,628	29,401
Other financing receivables, net, related party	788	782
Loans receivable net	55,291	19,105
Short-term net investment in sales-type leases	45,661	56,975
Current maturities of long-term net investment in direct financing and sales-type leases, net of provision for doubtful accounts of $6 and $22 as of March 31, 2015 and December 31, 2014, respectively	231,475	285,983
Deferred income tax assets	9,493	8,751
Total current assets	494,651	467,243

Noncurrent assets
Property, equipment and leasehold improvements, net	79,053	80,152
Deferred income tax assets	6,657	6,080
Long-term net investment in direct financing and sales-type leases, net of current maturities	32,589	59,170

Total assets	$612,950	$612,645

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings (including short-term borrowings of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $123,221 and $138,912 as of March 31, 2015 and December 31, 2014, respectively)	$170,948	$155,342
Note financing payables (including note financing payable of the consolidated variable interest entities (“VIEs”) without recourse to AutoChina of $31,447 and nil as of March 31, 2015 and December 31, 2014, respectively)	31,447	—
Long-term borrowings, current portion (including long-term borrowings, current portion of the consolidated VIEs without recourse to AutoChina of nil and nil as of March 31, 2015 and December 31, 2014, respectively)	3,256	2,451
Long-term payables, current portion (including long-term payables, current portion of the consolidated VIEs without recourse to AutoChina of nil and nil as of March 31, 2015 and December 31, 2014, respectively)	521	899
Accounts payable (including accounts payable of the consolidated VIEs without recourse to AutoChina of $676 and 384 as of March 31, 2015 and December 31, 2014, respectively)	5,190	5,692
Accounts payable, related parties (including accounts payable, related parties of the consolidated VIEs without recourse to AutoChina of $19,134 and $106,525 as of March 31, 2015 and December 31, 2014, respectively)	19,669	108,211
Other payables and accrued liabilities (including other payables and accrued liabilities of the consolidated VIEs without recourse to AutoChina of $13,325 and $13,206 as of March 31, 2015 and December 31, 2014, respectively)	23,899	20,121
Due to affiliates (including due to affiliates of the consolidated VIEs without recourse to AutoChina of $890 and $1,002 as of March 31, 2015 and December 31, 2014, respectively)	63,773	25,644
Customer deposits (including customer deposits of the consolidated VIEs without recourse to AutoChina of $1,095 and $460 as of March 31, 2015 and December 31, 2014, respectively)	6,322	4,912
Income tax payable (including income tax payable of the consolidated VIEs without recourse to AutoChina of $1,275 and $1,508 as of March 31, 2015 and December 31, 2014, respectively)	2,644	2,511

AutoChina International Ltd. June 30, 2015	Page 7

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS - Continued

(in thousands except share and per share data)

	March 31,	December 31,
	2015	2014
	(unaudited)

Total current liabilities	327,669	325,783

Noncurrent liabilities
Long-term borrowings (including long-term borrowings of the consolidated VIEs without recourse to AutoChina of nil and nil as of March 31, 2015 and December 31, 2014, respectively)	13,025	14,708
Long-term payables (including long-term payables of the consolidated VIEs without recourse to AutoChina of $7,437 and $9,102 as of March 31, 2015 and December 31, 2014, respectively)	7,437	9,102

Total liabilities	348,131	349,593

Commitments and Contingencies	—	—

Stockholders’ equity
Preferred shares, $0.001 par value authorized - 1,000,000 shares; issued - none	—	—
Ordinary shares - $0.001 par value authorized – 1,000,000,000 shares; issued and outstanding – 23,549,644 shares at March 31, 2015 issued and outstanding – 23,549,644 shares at December 31, 2014	24	24
Additional paid-in capital	328,990	328,884
Statutory reserves	26,222	26,222
Accumulated losses	(120,052)	(122,718)
Accumulated other comprehensive income	29,635	30,640
Total stockholders’ equity	264,819	263,052

Total liabilities and stockholders’ equity	$612,950	$612,645

AutoChina International Ltd. June 30, 2015	Page 8

AUTOCHINA INTERNATIONAL LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	Three Months Ended March 31,
	2015	2014

Net cash provided by (used in) operating activities	$9,439	$(18,351)

Cash flow from investing activities:
Purchase of property, equipment and leasehold improvements	(1,383)	(3,419)

Net cash used in investing activities	(1,383)	(3,419)

Cash flow from financing activities:
Proceeds from borrowings and note financing payable	80,289	60,223
Repayments of borrowings and note financing payable	(33,776)	(57,218)
Proceeds from affiliates	38,222	10,852
Increase in accounts payable, related parties	49,862	136,144
Repayment to accounts payable, related parties	(138,050)	(120,706)

Net cash (used in) provided by financing activities	(3,453)	29,295

Net cash provided by operating, investing and financing activities	4,603	7,525

Effect of foreign currency translation on cash and cash equivalents	(111)	(632)

Net increase in cash and cash equivalents	4,492	6,893

Cash and cash equivalents, beginning of the period	26,027	31,370

Cash and cash equivalents, end of the period	$30,519	$38,263

Supplemental disclosure of cash flow information:
Interest paid	$5,628	$3,732
Income taxes paid	$2,292	$2,035

AutoChina International Ltd. June 30, 2015	Page 9

Non-GAAP Financial Measures ($ in thousands)

A reconciliation of Adjusted EBITDA to net income is provided below:

	Three Months Ended March 31,
	2015	2014

Net income (loss) attributable to shareholders	$2,666	$(2,599)

Interest expenses	5,128	4,529

Interest income	(16)	(33)

Income tax provision	1,107	1,026

Stock-based compensation	106	437

Depreciation & Amortization	958	988

Litigation expense	-	4,350

Adjusted EBITDA	$9,949	$8,698

USE OF NON-GAAP MEASURES

AutoChina defines Adjusted EBITDA as net income before interest expense (income), income taxes, depreciation and amortization, as well as the exclusion of stock-based compensation and one-time litigation expenses. Adjusted EBITDA excludes certain financial information that would be included in net income (loss), the most directly comparable GAAP financial measure. Users of this financial information should consider the type of material events and transactions that are excluded from Adjusted EBITDA, and the material limitations associated therewith. For example, Adjusted EBITDA does not include net interest expense, but because AutoChina has borrowed money to finance its operations, interest expense is a necessary and ongoing part of its costs and has assisted AutoChina in generating revenue; Adjusted EBITDA does not include taxes, although payment of taxes is a necessary and ongoing part of AutoChina’s operations; and Adjusted EBITDA does not include depreciation and amortization expense, but because AutoChina uses capital assets to generate revenue, depreciation and amortization expense is a necessary element of its cost structure. Therefore, Adjusted EBITDA should not be considered an alternative to, or more meaningful than, net income, as determined in accordance with GAAP.

AutoChina believes that the presentation of these non-GAAP financial measures is warranted and useful to its shareholders because it provides an additional analytical tool for understanding the Company’s financial performance by excluding certain items that may obscure trends in the core operating performance of the Company’s business. Using Adjusted EBITDA also facilitates management's internal comparisons to AutoChina's historical performance and liquidity. AutoChina computes Adjusted EBITDA using the same consistent method from quarter to quarter. The table above has more details on the reconciliations between GAAP financial measures that are most directly comparable to Non-GAAP financial measures.